QEP RESOURCES, INC.

1050 17th Street, Suite 800

Denver, Colorado 80265

January 7, 2021

VIA EDGAR

Karina Dorin

Staff Attorney

Office of Energy & Transportation

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	QEP Resources, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2019

Filed February 26, 2020

File No. 1-34778

Dear Ms. Dorin:

Set forth below are the responses of QEP Resources, Inc. (the “Company,” “we” or “us”) to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission, which were delivered in your letter dated December 30, 2020 (the “Comment Letter”), regarding the Company’s Annual Report on Form 10-K for the year ended December 31, 2019, filed via EDGAR on February 26, 2020, (“Form 10-K”). For ease of reference, the text of the Staff’s comment is reproduced in bold-face type below, followed by the Company’s response. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the Comment Letter. Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in our Form 10-K.

Form 10-K for Fiscal Year Ended December 31, 2019

General

1. We note that your forum selection provision identifies the Court of Chancery of the State of Delaware (or, in the event that Chancery Court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Company Response: We acknowledge the Staff’s comment and note that the Company amended its bylaws on October 27, 2020 (as disclosed in Item 5 of, and filed as an exhibit to, the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2020) (the “Current Bylaws”) to amend, among other things, the forum selection provision. The Current Bylaws clarify that the forum selection provision shall not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts of the United States have exclusive jurisdiction. The Current Bylaws were also revised to provide that, subject to the other provisions in the forum selection provision, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. The Company intends to revise the applicable disclosure in its Annual Report on Form 10-K for the fiscal year ended December 31, 2020 to conform to the forum selection provisions in the Current Bylaws.

If the Staff has any questions or comments concerning these responses, please contact the undersigned, at (303) 405-6637 or email at bill.buese@qepres.com.

Sincerely,

By:	/s/ William J. Buese
Name:	William J. Buese
Title:	Vice President, Chief Financial Officer and Treasurer